U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
 ................................................................................

                                SPA FAUCET, INC.
                 (Name of Small Business Issuer in its Charter)

 ................................................................................

                     Utah                             13-3919650
          -----------------------       --------------------------------------
         (State of Incorporation)       (I.R.S. Employer Identification Number)

 ................................................................................
                  8926 Commanche Avenue
                  Chatsworth, California                          91311
                  (Address of principal executive offices)     (Zip Code)


                                  (801) 486-4131
                          (Issuer's telephone number)
 ................................................................................

Securities to be registered under Section 12(b) of the Act:


Title of each class to be so registered                    Name of each exchange on which each class is to be registered
None

 ..................................................................................................................................
Securities to be registered under Section 12(g) of the Act:

                                           COMMON STOCK, $.001 PAR VALUE
 ..................................................................................................................................
                                                 (Title of class)






PART I   .........................................................................................................1
         Item 1. Description of Business..........................................................................1
                  Business of Spa Faucet..........................................................................1
         Item 2.  Management's Discussion and Analysis............................................................4
                  Overview .......................................................................................4
         Item 3. Description of Properties........................................................................6
         Item 4. Security Ownership of Certain Beneficial Owners and Management...................................7
         Item 5. Directors, Executive Officers, Promoters and Control Persons....................................10
         Item 6.  Executive Compensation.........................................................................10
                  Leonardo Sudman Employment Agreement...........................................................11
                  Incentive Stock Option Plan....................................................................12
         Item 7. Certain Relationships and Related Transactions..................................................12
         Item 8. Description of Securities.......................................................................13
                  Common Stock...................................................................................14
                  Preferred Stock................................................................................14
                  Options, Warrants or Calls.....................................................................15
                  Transfer Agent.................................................................................16

PART II  ........................................................................................................17
         Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Other
                  Shareholder Matters............................................................................17
                  Market.  ......................................................................................17
                  Outstanding Shares and Shareholders of Record..................................................17
                  Dividends......................................................................................17
         Item 2. Legal Proceedings...............................................................................18
         Item 3. Changes in and Disagreements with Accountants...................................................18
         Item 4. Recent Sales of Unregistered Securities.........................................................18
         Item 5. Indemnification of  Directors and Officers......................................................19

PART F/S ........................................................................................................20
Item 1.  Financial Statements....................................................................................20

PART III ........................................................................................................20
         Item 1. Index to Exhibits...............................................................................20


PART I

ITEM 1. DESCRIPTION OF BUSINESS

         Spa Faucet, Inc. (the "Company"), f/k/a Lintex Resources, Inc., was incorporated as Lintex Resources, Inc. ("Lintex"), under the laws of the State of Utah on January 23, 1986. In 1988, Lintex negotiated for and acquired two wholly owned subsidiaries, each of which was a wholesale distributor of candy and tobacco products. The two companies were Hansen Candy and Distributing Company ("Hansen") and Rex Distributing, Inc. ("Rex"). On August 31, 1989, the former owners of Hansen foreclosed on their secured debt and repossessed all of Hansen's outstanding shares from the Company. No deficiency against the Company resulted from the repossession. The Rex assets and liabilities were subsequently sold and transferred to an employee of the Company due to the fact that such Company's operations were unprofitable. Rex was subsequently dissolved. The Company thereafter remained inactive for approximately six and one-half years.

         On March 15, 1996, Lintex acquired Spa Faucet, Inc., a privately-held California corporation, ("Spa Faucet") from its shareholders through the issuance of 8,400,000 post-split shares of common stock. On March 15, 1996, Lintex formally changed its name to Spa Faucet, Inc. (the "Company"). As a result of this acquisition, the Company is now engaged in the business of designing, manufacturing, marketing and selling mid-price faucets for sale to home centers and plumbing wholesalers in the United States and Canada. Spa Faucet is the sole subsidiary of the Company. The Company has no independent operations of its own, and acts solely as a holding corporation.


BUSINESS OF SPA FAUCET

         GENERALLY

         The Company currently designs, manufactures, markets and sells for residential use, a single line of products, faucets, to the moderate-price, wholesale plumbing industry in the United States and Canada. There are approximately 116 separate faucets comprising the Company's line.

         MARKETING AND SALES: DEPENDENCE ON PRINCIPAL CUSTOMERS

         The Company directs the marketing and sale of its product line towards the moderate-price, wholesale plumbing market in North America. The marketing efforts of the Company are handled principally by Mr. Leonardo Sudman ("Mr. Sudman"), Chief Executive Officer, President and a Director and Ms. Marty Sudman ("Ms. Sudman"), Vice President of Marketing and a Director. The sales of the Company primarily occur through Mr. Sudman, Ms. Sudman and a network of independent sales persons and representatives who act as brokers of the faucet line. Mr. Sudman is responsible for the maintenance and performance of this distribution network. As Vice President of Marketing, Ms. Sudman is responsible for all research, development and implementation of the present marketing plan. The expansion of the Company depends, in part, on the ability of Mr. Sudman to expand his sales network by using additional independent representatives.

         Although there can be no assurances, management believes that many such representatives will be available to the Company as it expands. The Company does not intend to enter into formal written contracts with its representatives and such relationships may be terminated by either the representative or the Company at any time without penalty.


         The marketing and sales efforts of the Company have, in the past, been directed almost exclusively to the home center market. As a result, approximately 85% of the Company's current revenues are generated from this market. For the 1997 fiscal year, sales to Home Depot and Loew's Company, Inc. accounted for 16% and 53% of the Company's sales respectively. Approximately 350 customers account for the balance of gross revenues. The loss of either of the 2 largest accounts would adversely impact the operations of the Company.

         MANUFACTURING

         The Company owns the designs and molds from which its faucets are produced. The actual manufacturing of the faucets, however, occur in two separate locations, Pogna in Italy and Chung Wha in Taiwan, respectively. Many of the constituent portions of the faucets are manufactured by sub-contractors for these two manufacturers, all of which were procured by the Company. Management feels that the Company's present relationships with its manufacturers are sufficient to keep up with the anticipated expansion of the Company. As there are no written contracts between the Company and its manufacturers, the Company and its manufacturers may terminate their relationships at any time without penalty.

         The Company generally does not order faucets from its manufacturers until such time as it has an order from a customer. As a result, the Company's manufacturers primarily ship the Company's products directly to its customers. This process minimizes the amount of inventory the Company maintains at its office and warehouse facility which is located in Chatsworth, California. The Company, therefore, maintains a limited inventory solely to meet unexpected and expedited small orders.

         SOURCES OF SUPPLY; FOREIGN SUPPLIERS

Raw materials for the Spa faucet business consists of brass, copper and steel which are available from a variety of regular and competitive suppliers. The Company does not anticipate any difficulty in obtaining raw materials for its products.

These foreign operations involve hazards shared by most enterprises relying on foreign sources of supply, such as political risks, currency risks, tariffs and import controls. To date, the Company has not been adversely affected by these matters. The Company does not anticipate problems in maintaining adequate sources of supply.

         RESEARCH AND DEVELOPMENT

         Mr. Sudman designs the Company's faucets. In this regard, the Company does not maintain a separate research and development department.

         PROPRIETARY RIGHTS PROTECTION

         The Company has not applied, nor does it intend to apply for any trademark, patent, intellectual or other product protection. Therefore, there can be no assurance that the Company's product designs will not be copied by its business competitors.

         BACKLOG

         The dollar amount of backlog of orders believed to be firm for the Company's products was approximately $1,500,000 as of the end of the 1997 fiscal year, as compared with approximately $700,000 as of the end of the preceding fiscal year.

         No part of the Company's business is seasonal and all backlog is expected to be shipped within the current fiscal year.

         COMPETITION

         The Company operates in a highly competitive environment. The Company competes with many large companies, such as Delta and Price Pfister. Furthermore, many medium and small sized companies are active within the industry. Many of these competitors have financial and other resources substantially greater than those of the Company. The Company competes on the basis of price and product performance.

         RESEARCH AND DEVELOPMENT

During the last fiscal year, the Company spent approximately $50,000 on Company sponsored research and development. During the 1996 fiscal year the Company spent approximately $40,000 for research and development.

         SEASONAL ASPECTS

The Company's business is not materially affected by seasonal changes.

         EMPLOYEES

Spa Faucet presently has eleven full-time employees, including 2 executive officers. The

Company enjoys good relations with its employees.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS.

OVERVIEW
RESULTS OF OPERATIONS - 1997 COMPARED TO 1996

Consolidated sales for fiscal year 1997 were $16,119,132. This was a 53% increase over consolidated sales in fiscal 1996. At year-end, the backlog of orders was approximately 2 times higher than it was at last year-end.

The Company's gross profit margins decreased slightly to 23% from 25% reflecting the efficiencies resulting from increased sales volume, while sales and administrative expenses increased as a percentage of sales from 20% to 23% for the same reason.

Interest expense decreased 13% for fiscal year 1997 as a result of higher borrowing levels related to the increase in sales.

As a result of the above, the Company's net income increased 128% to $415,354 ($.03 per share), compared to ($181,627) ($.02) in fiscal 1996.

RESULTS OF OPERATIONS - 1996 COMPARED TO 1995

Consolidated sales for fiscal year 1996 were $10,504,000. This was a 65% over consolidated sales in fiscal 1995. At year-end, the backlog of orders was approximately 2 times higher than it was at last year-end.

The Company's gross profit margins increased to 25% from 22% reflecting the efficiencies resulting from increased sales volume, while sales and administrative expenses declined as a percentage of sales from 25% to 20% for the same reason.

Interest expense increased 44% for fiscal year 1996 as a result of higher borrowing levels related to the increase in sales.

As a result of the above, the Company's net income increased 145% to $191,070 ($.02 per share), compared to a loss of ($345,000) (($.04 per share)) in fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company has funded operations primarily through earnings, stockholder loans and bank borrowings. As of May 31, 1997 the Company had working capital of approximately $5,104,681 including $109,959 in cash. The Company also had a line of credit of $3,800,000 collateralized by substantially all of the assets of the Company. On May 31, 1997, approximately $3,295,447 had been drawn under that line of credit, which bears interest at a rate equal to the bank's prime rate plus 1.0%.

During fiscal 1997, the operations of the Company produced $109,959 of cash. The major sources of cash were net income ($415,354), depreciation ($178,207) and increases in accrued expenses ($152,379).

Principal uses of cash were additional investment in inventories ($499,864) and increased accounts receivable ($137,635).

During fiscal 1997, the Company used approximately $503,483 for the purchase of machinery and equipment compared to $324,185 for the prior year. Financing activities consumed approximately $80,316 as the Company paid down long term debt.

On March 14, 1997, the Company entered into an agreement with Amtrade International Bank of Florida ("Amtrade"), whereby Amtrade agreed to loan the Company up to $3,800,000. This obligation is evidenced by Master Revolving Credit Loans. This Loan is personally guaranteed by Mr. Sudman. In addition, Amtrade executed a security interest in the Company's equipment, inventory, accounts, documents, contract rights, chattel paper, instruments and a credit insurance policy held by Fidelity and Deposit Company of Maryland.

The revolving credit facility matures in April, 1998, subject to earlier termination. The Company had $3,295,447 outstanding on May 31, 1997.

Under the revolving credit facility, the applicable interest rate is the prime rate plus 1%.

The revolving credit facility contains customary covenants including, among others, restrictions on the incurrence of debt, encumbrances on or sales of assets, mergers and acquisitions, dividends and transactions with affiliates.

ITEM 3. DESCRIPTION OF PROPERTIES.
         The Company, as of the date of this filing, owns no real or personal property, tangible or intangible. The Company's executive offices are located at 8926 Comanche Avenue, Chatsworth, California 91311. These leased facilities consist of executive offices of approximately 4,000 square feet and warehouse space of approximately 14,000 square feet. These facilities are well suited for the Company's operations and have enough space to accommodate the Company's anticipated growth. The Company has a 3 year lease for the facilities, calling for monthly payments of $10,600. The lease expires June 30, 2001.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         As of the close of business on May 31, 1997, there were 16,894,899 shares of Common Stock and 1,000 shares of Series A: 9% Cumulative, Convertible, Redeemable Preferred Stock ("Preferred Stock") outstanding. The Common Stock is held by 204 persons of record and the Preferred Stock is held by one person. Effective March 15, 1996, a reverse 1:40 capital share split was effected by the Company. Effective October 31, 1996, a forward 3:1 capital share split was effected. All references to shares of Common Stock in this filing reflect the capital splits set forth above.

         The following table sets forth, as of the close of business on May 31, 1997, the shares of Common Stock owned by each person known by the Company to own more than 5% of the outstanding Common Stock:



     Title of Class            Name and Address of Beneficial             Amount and Nature of           Percent of
                                           Owner                           Beneficial Owner (1)          Class (1)
      Common Stock       Milano Internazionale, Inc. (2)                        7,800,000                  49.59%
      Common Stock       Exale, Inc.                                            1,050,000                  6.76
------------------------ ------------------------------------------ --------------------------------- ----------------

--------


(1) For the purposes of this table, "Percent of Class" and "Amount and Nature of Beneficial Owner" signifies the securities owned by such persons or voting power which may be acquired, in the next 60 days, through the exercise of Series A: 9% Cumulative, Convertible, Redeemable Preferred Stock ("Preferred Stock"). Any shares a person has the right to acquire by the exercise of Preferred Stock within 60 days are considered to be outstanding only for the purpose of this calculation.


(2) Mr. Sudman is an officer, director and 70% shareholder of Milano Internazionale, Inc.

         The following table sets forth, as of the close of business on May 31, 1997, the shares of Common Stock owned by all directors, executive officers and directors and executive officers as a group of the outstanding Common Stock:


      Title of Class            Name and Address of Beneficial             Amount and Nature of          Percent of
                                             Owner                          Beneficial Owner (3)         Class (3)
-------------------------- ----------------------------------------- -------------------------------- ----------------
       Common Stock                 Mr. Leonardo Sudman (4,5)                   3,000,000                  19.07

       Common Stock                    Ms. Marty Sudman (6)                         0                        0
-------------------------- ----------------------------------------- -------------------------------- ----------------
       Common Stock                      Randy Heath (7)                         525,000                    3.33
       Common Stock             All Directors and Officers as a                 3,525,000                   22.4
                                             Group
-------------------------- ----------------------------------------- -------------------------------- ----------------




ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The executive officers, directors and key employees of the Company are as follows:


       Name                                 Age                                   Position
Leonardo Sudman                              62           Chief Executive Officer, President, Secretary
                                                          and Chairman of the Board of Directors

Marty Sudman                                 25           Vice-President of Marketing and Director

John Kensey                                               Sales Manager




--------


(3) For the purposes of this table, "Percent of Class" and "Amount and Nature of Beneficial Owner" signifies the securities owned by such persons or voting power which may be acquired, in the next 60 days, through the exercise of Series A: 9% Cumulative, Convertible, Redeemable Preferred Stock ("Preferred Stock"). Any shares a person has the right to acquire by the exercise of Preferred Stock within 60 days are considered to be outstanding only for the purpose of this calculation.


(4) Mr. Leonardo Sudman is a Director, the Chief Executive Officer, President and Secretary of the Company.
(5) Mr. Leonardo Sudman and Ms. Marty Sudman are married.
(6) Ms. Marty Sudman is a Director and the Vice President of marketing for the Company.
(7) Includes common stock which Mr. Heath has the right to acquire by the exercise of converting preferred stock which are convertible into common stock within 60 days. Mr. Heath presently owns 1,000 shares of the Series A:
    9% Cumulative, Convertible, Redeemable Preferred Stock of the Company valued at $1,000 per share ("Preferred Stock"). This series of Preferred Stock (i) carries a dividend rate of 9% per annum which accumulates quarterly, (ii) is convertible into common stock on or prior to August 31, 2001, at the lesser of the market price for the common stock on September 30, 1996 or 70% of the market price of the common stock on the date of conversion, and (iii) is redeemable at the election of the Company at a price of $1,500 per share, plus accrued and unpaid dividends. This series of Preferred Stock does not vote, does not require a sinking fund for redemption, and does not carry a liquidation preference.

         The Board of Directors of the Company consists of two persons. Directors serve until the next annual meeting of shareholders or until their successors are duly elected and qualified. Officers are elected to serve, subject to the discretion of the Board of Directors, until their successors are appointed.

         LEONARDO SUDMAN has served as Chief Executive Officer, President and a Director of the Company since 1986. Mr. Sudman has been involved in the wholesale plumbing industry for over 40 years. Mr. Sudman received a Bachelor's Degree in Business Administration in 1956 from Ohio State University.

         MARTY SUDMAN has served as Vice-President of Marketing of the Company since 1992. Ms. Sudman has been a Director of the Company since April 23, 1994.

         JOHN KENSEY serves as the Company's Sales Manager and has held that position since 1995. Mr. Kensey is responsible for the performance of the independent sales representatives and reports directly to Mr. Sudman. Prior to his present employment with the Company, Mr. Kensey was the Vice President of sales for the Moen Corporation.


ITEM 6.  EXECUTIVE COMPENSATION.

         The following sets forth information concerning compensation paid to the executive officers of the Company during fiscal years 1995, 1996 and 1997. No director received any compensation in his or her capacity as such.


         The following table sets forth information concerning all remuneration paid by the Company as of the date of the filing, to the Company's Directors and all Executive Officers as a group:
                                                     SUMMARY COMPENSATION TABLE

                                 Annual Compensation              Long Term Compensation

                                                                     AWARDS                       PAYOUTS
Name and        Year     Salary ($)    Bonus ($)     Other Annual    Restricted    Securities     LTIP         All Other
Principal                                            Compensation    Stock         Underlying     Payouts ($)  Compensation
Position                                             ($)             Award(s)      Options/                        ($)
                                                                     ($)           SARs (#)
=============== ======== ============= ============= ==============  ============= =============  ============ ================
Leonardo        1997      300,000      100,000               0             0              0           0                0
Sudman                                 Signing
(Chief                                 Bonus
Executive
Officer and
President)
                1995      250,000        15,000              0             0              0           0                0




                                                     SUMMARY COMPENSATION TABLE

                                 Annual Compensation              Long Term Compensation

                                                                     AWARDS                       PAYOUTS
Name and        Year     Salary ($)    Bonus ($)     Other Annual    Restricted    Securities     LTIP         All Other
Principal                                            Compensation    Stock         Underlying     Payouts ($)  Compensation
Position                                             ($)             Award(s)      Options/                        ($)
                                                                     ($)           SARs (#)
=============== ======== ============= ============= ==============  ============= =============  ============ ================

                1994      250,000        15,000              0             0              0           0                0

Marty Sudman    1996       95,000         2,500              0             0              0           0                0
(Director and
President)
                1995       95,000         1,500              0             0              0           0                0

                1994       95,000         1,000              0             0              0           0                0

=============== ======== ============= ============= ==============  ============= =============  ============ ================


LEONARDO SUDMAN EMPLOYMENT AGREEMENT

         On June 1, 1997, Mr. Sudman entered into an employment agreement with the Company which requires his serving the Company as the President and Chief Executive Officer. This contract has a five year term which began on the date of the agreement and calls for a base salary payable by increments in arrears of $350,000 for the first year, $375,000 for the second, $400,000 for the third, $425,000 for the fourth, and $450,000 for the final year. Pursuant to the agreement, Mr. Sudman received a signing bonus equal to $100,000, payable June 1, 1997.

         The amount of additional bonus compensation shall be determined annually by a formula to be agreed upon by the Company and Mr. Sudman. The contract also provides that the Company will pay for insurance (i) on Mr. Sudman's life aggregating $2,500,000 in death benefits payable to a beneficiary to be named by Mr. Sudman. This insurance guards against his disability by covering the full continuation of his salary, and other benefits under the contract, and on his, his wife's and his dependents' health. The contract also provides Mr. Sudman with no less than thirty paid vacation days per calendar year and a reimbursable monthly automobile allowance.

         The contract is terminable by the Company for death or disability and for "just cause," including Mr. Sudman's willful and continued failure to perform his duties, his engaging in conduct which is injurious to the Company, his conviction of a criminal offense, and/or his engaging in any intentional act of dishonesty resulting in his personal gain at the expense of the Company. The contract is further terminable by the Company without just cause; provided, however, that the Company must then pay Mr. Sudman within ten days after termination an amount equal to $2,500,000 multiplied by a fraction the numerator of which is equal to the number of months remaining on the term of the contract and the denominator of which is 60, the original monthly term of the agreement, and the Company must also pay to Mr. Sudman the value of all accrued vacation pay and other benefits to the date of termination. Mr. Sudman may terminate the contract for "good reason" if there has been (i) a substantial and adverse alteration in the nature of his responsibilities with the Company, (ii) the transfer of 25% or more of the voting stock of the Company, (iii) any merger or consolidation of the Company into or with another entity, (iv) any sale of all or substantially all of the assets of the Company or (v) any termination of his employment by the Company which is not in accordance with the terms of the agreement. If Mr. Sudman terminates his employment with the Company for good cause, the Company must pay to him that amount which it would have been required to pay to him if it had terminated his employment without cause, as set forth immediately above in this paragraph.

INCENTIVE STOCK OPTION PLAN

         On July 7, 1996, the Board of Directors and shareholders of the Company adopted an incentive stock option plan ("ISOP") for employees of the Company and its subsidiaries. The ISOP is intended to advance the best interests of the Company by providing those persons who have a substantial responsibility for its management and growth with additional incentive by increasing their interest in the success of the Company, thereby encouraging them to remain in its employ. Further, the availability and offering of options under the ISOP supports and increases the ability of the Company to attract and retain individuals of exceptional managerial talent upon whom, in large measure, the sustained progress, growth and profitability of the Company will depend. Only employees who have contributed to the profitability or administration of the Company and/or its subsidiaries are eligible to participate, and these individuals will only be entitled to receive that number of shares which fairly reflects the value of their services. The ISOP is presently being administered by the Board of Directors. The shares available for grant under the ISOP have not yet been registered under the Securities Act of 1933, as amended, (the "Securities Act"). All options granted under the ISOP will be evidenced by agreements which will be subject to the provisions of the ISOP, as well as such further provisions as may subsequently be adopted. The option price per share will be determined by the Board of Directors at the date of grant, but will at least equal the fair market value of the common stock on the date of grant. Any person owning or controlling 10% or more of the voting power of the Company who may receive grants under the ISOP will have an exercise price equaling or exceeding 110% of the fair market value. All options must be granted within ten years of the date of the ISOP, and no option may extend beyond the expiration of five years from the date of grant. As of the date of this filing, no options had been granted under the ISOP.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         From 1993 to 1996, the Company borrowed funds from Mr. Randy Heath ("Mr. Heath"), who was unaffiliated at the time. By May 31, 1996, the amount outstanding under this obligation approximated $1,077,636.00 (the "Loan"). The Loan was unsecured, bore interest at the rate of six percent per annum and was due on demand. On September 30, 1996, the Company entered into an agreement with Mr. Heath to convert $1,000,000 outstanding under the Loan into 1,000 shares of the Series A: 9% Cumulative, Convertible, Redeemable Preferred Stock of the Company valued at $1,000 per share ("Preferred Stock"). This series of Preferred Stock (i) carries a dividend rate of 9% per annum which accumulates quarterly,
(ii) is convertible into common stock on or prior to August 31, 2001, at the lesser of the market price for the common stock on September 30, 1996, or 70% of the market price of the common stock on the date of conversion, and (iii) is redeemable at the election of the Company at a price of $1,500 per share, plus accrued and unpaid dividends. This series of Preferred Stock does not vote, does not require a sinking fund for redemption, and does not carry a liquidation preference. During the first quarter of fiscal 1997, the Company repaid the remainder of this obligation in full, leaving no balance outstanding as of the date of this filing. Due to the issuance of the Preferred Stock and the number of shares into which it is currently convertible, Mr. Heath is now considered to be an affiliate of the Company.

         On February 5, 1996, the Company entered into an agreement with Eco2 Financial, Inc. ("Eco2"), an affiliate of Mr. Charles Ledford, (the "Eco2 Agreement"). Although Eco2 is no longer a shareholder of the Company, at the time of the Eco2 Agreement Eco2 had a significant holding of the Company. Under the terms of the Eco2 Agreement, Eco2 agreed to extend funds to the Company of up to $2,000,000; provided, however, that the maximum limit of the extended funds were not to exceed 80% of the then current outstanding accounts receivables of the Company (the "Loan"). The Eco2 Agreement required the Company to pay interest on the Loan at the rate of 2% over an expressed prime rate. Each credit extension was subject to a one-time charge of 1.5% on the amount extended. The Eco2 Agreement further provided that any letters of credit obtained by Eco2, on behalf of the Company, pursuant to the Eco2 Agreement, would require the payment to Eco2 by the Company of a 3.5% fee on the face amount of the letter of credit on opening (the "Fee"). This Fee was to have been in exchange for Eco2's success in obtaining the credit facility and its services. The obligation established by this Eco2 Agreement was evidenced by a written contract and was secured by a first security interest in all of the assets of the Company, as well as a personal guarantee of Mr. Sudman.

         On March 15, 1996, the sum of $2,000,000 outstanding under the Loan was converted into 7,800,000 post-split shares of common stock of the Company. These shares were subsequently sold to an affiliate of Mr. Sudman's. In conjunction with this conversion, the Company incurred $100,000 in related costs for the services of third parties. The foregoing conversion satisfied a substantial portion of the Loan, but at May 31, 1996, left $304,949 still outstanding under the Eco2 Agreement. During the first fiscal quarter of 1997, the remainder of the Loan was repaid, which left no amount outstanding under the Loan as of the date of the filing of this report.

ITEM 8. DESCRIPTION OF SECURITIES.

         The Company is authorized to issue 100,000,000 shares of Common Stock, $.001 par value ("Common Stock") and 10,000,000 shares of Series A: 9% Cumulative, Convertible, Redeemable Preferred Stock ("Preferred Stock"). As of the close of business on May 31, 1997, there were 16,894,899 shares of Common Stock and 1,000 shares of Preferred Stock outstanding.

COMMON STOCK

         All shares of Common Stock which are issued and outstanding are fully paid for and nonassessable. The following is a summary description of the general terms and provisions of the Company's Common Stock.

         DIVIDENDS. Since its inception, the Company has not paid any cash dividends on its Common Stock. Any declaration in the future of any cash or stock dividends will be, at the discretion of the Board of Directors and will depend upon, among other things, earnings, the operating and financial condition of the Company, capital expenditure requirements, and general business conditions. There are no restrictions currently in effect which preclude the Company from granting dividends, with the exception that dividends may not be paid on the common stock while there are accrued but unpaid dividends on the Series A: 9% Cumulative, Convertible, Redeemable Preferred Stock. It is the current intention of the Company to retain any earnings in the foreseeable future to finance the growth and development of its business.

         VOTING RIGHTS. A holder of Common Stock is entitled to one vote per share on all matters submitted for action by the stockholders. A quorum for the transaction of business at any meeting of the holders of common stock is one-third of the shares outstanding. All shares of common stock are equal to each other with respect to the election of directors; therefore, the holders of more than 50% of the outstanding common stock present at a meeting at which a quorum is present and at which directors are being elected can, if they choose to do so, elect all of the directors. Thus, the holders of as little as 16.51% of the outstanding common stock could elect directors. The terms of directors are not staggered. Directors are elected annually to serve until the next annual meeting of stockholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional shares of common stock or other securities of the Company, nor is cumulative voting applicable to the election of the Board of Directors.

         PREEMPTIVE RIGHTS. The holders of Common Stock are not entitled to preemptive or subscription rights.

PREFERRED STOCK

         The articles of incorporation vest the Board of Directors with the authority to divide the preferred stock into series and to fix and determine the relative rights and preferences of the shares of any preferred series established to the fullest extent permitted by the laws of the State of Utah and the articles of incorporation with respect to, among other things: (a) the number of shares to constitute a series and the distinctive designation thereof;
(b) the rate and preference of dividends, if any, and, if so, the time of the payment of dividends; (c) whether dividends are cumulative and, if so, the date from which dividends begin accruing; (d) whether shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption; (e) the liquidation preferences payable in the event of involuntary or voluntary liquidation; (f) sinking fund or other provisions, if any, for the redemption or purchase of shares; (g) the terms and conditions upon which shares may be converted, if convertible; and (h) voting rights, if any.

         Effective September 30, 1996, the Company issued a series of preferred stock in exchange for the forgiveness of $1,000,000 in debt. The series was designated as Series A: 9% Cumulative, Convertible, Redeemable Preferred Stock. There are 1,000 shares in the series, each valued at the capital amount of $1,000, an aggregate of $1,000,000 in total capital. Dividends accrue quarterly at the rate of 9% per annum, but are payable in the discretion of the Company only when funds are available therefor. The capital amount and accrued but unpaid dividends may be converted, in whole or in part at any time and from time to time up to and including August 31, 2001, into common stock at the lesser of market price at the date of issuance, September 30, 1996, or 30% of market price on the date the holder of a preferred share elects to convert. The series may be redeemed at the election of the Company at any time and from time to time in whole or in part by paying $1,500 per share plus all accrued but unpaid dividends, but only after 30 days prior, written notice, during which time the holder may convert, if prior to September 1, 2001. The series also carries standard anti-dilution features, but does not have voting rights, preferential liquidation rights or a sinking fund for redemption.

OPTIONS, WARRANTS OR CALLS

         There are no issued or outstanding warrants or calls entitling any person to purchase any shares of Common Stock or other securities of the Company. In addition to the ISOP, as discussed in the "Executive Compensation" Section above, the options outstanding entitling persons to purchase shares of the Company's Common Stock is set forth immediately below. Furthermore, the Company may adopt a plan in the future pursuant to which additional options, warrants, or calls would be made available to officers, directors and key personnel as an incentive to attract and maintain their services on behalf of the Company.

         On March 15, 1996, the Company granted three separate options ("Option 1", "Option 2" and "Option 3", respectively and individually) to acquire the Company's Common Stock until March 14, 1999. The Option 1 granted Alcot Simpson & Co., Inc. ("Alcot") the right to purchase 600,000 pre-split shares of Common Stock at an exercise price of $.50 per share or 1,800,000 post-split shares at an exercise price of $.17 per share. Subsequent to the 1:3 split, Alcot exercised its right to purchase 1,100,000 on June 26, 1997.

         Option 2 granted 100,000 pre-split shares at an exercise price of $5.00 to Stacatto Enterprises, 20,000 of which were exercised prior to the 1:3 split referenced to herein.

         Option 3 granted Randall Heath 500,000 pre-split shares at an exercise price of $.50 per share. No portion of Option 3 has been exercised at this time.

         The shares of Common Stock which may be acquired under Options 1, 2, and 3 have not been registered under the Securities Act of 1933, as amended, and there is no obligation for the Company to do so.

TRANSFER AGENT

         Fidelity Transfer Company, 1800 South West Temple, Suite 301, Salt Lake City, Utah, 84115, serves as the transfer agent and registrar for the Company's Common Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         MARKET. From 1989 to July, 1996, there was not a market for the Company's Common Stock. As of July, 1996, prices for the shares have been quoted on the "OTC - Bulletin Board," maintained by the National Association of Securities Dealers, Inc., as well as the "Pink Sheets" maintained by the National Quotation Bureau, Inc. The Common Stock is presently traded under the symbol "DRIP." The following table sets forth the range of high and low bid quotations for the Company's Common Stock during each calendar quarter since trading again resumed, each of which has been rounded to the nearest, whole cent.
------------------------------------------------------------------------------
                                     LOW BID          HIGH BID

September 30, 1996                   1.7917            3.9167
December 30,1996                     2-7/8             4-3/4
March 30, 1997                       3-5/16            3-3/4
June 30, 1997                        7/8               3-1/2
September 30, 1997                   7/8               7/8
December 31, 1997                    5/16              5/16
------------------------------------------------------------------------------

         The above prices were obtained from the National Quotation Bureau, Inc. The quotations represent inter-dealer quotations without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

         OUTSTANDING SHARES AND SHAREHOLDERS OF RECORD. As of May 31, 1997, the transfer ledgers maintained by the Company's Stock Transfer Agent indicated that there were approximately 16,894,899 shares of common stock issued and outstanding which were held of record by 204 persons.

         DIVIDENDS. Since its inception, the Company has not paid any cash dividends on its stock. Any declaration in the future of any cash or stock dividends will be, at the discretion of the Board of Directors and will depend upon, among other things, earnings, the operating and financial condition of the Company, capital expenditure requirements, and general business conditions. There are no restrictions currently in effect which preclude the Company from granting dividends, with the exception that dividends may not be paid on the common stock while there are accrued but unpaid dividends on the Series A: 9% Cumulative, Convertible, Redeemable Preferred Stock. It is the current intention of the Company to retain any earnings in the foreseeable future to finance the growth and development of its business.

ITEM 2. LEGAL PROCEEDINGS.

         No material legal proceedings to which the Company (or any officer or director of the Company, or any affiliate or owner of record or beneficially of more than five percent of the common stock, to management's knowledge) is a party or to which the property of the Company is subject is pending, and no such material proceeding is known by management of the Company to be contemplated.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         The Company issued 8,400,000 post-split shares of common stock to the shareholders of Spa Faucet in exchange for all of the outstanding capital of Spa Faucet on February 26, 1996. The transaction was exempted under the provisions of Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). Each investor was either accredited and/or sophisticated. No person received any compensation for the placement of these securities.

         The Company, on March 15, 1996, issued 2,700,000 post-split shares of common stock for cash in a private placement which was exempted from registration under the provisions of Section 4(2) of the Securities Act. Each investor was either accredited and/or sophisticated. No person received any compensation for the placement of these securities.

         The Company, effective May 31, 1997, issued 1,000 shares of Series A Preferred Stock in a private exchange for debt which was exempted from registration under Section 4(2) of the Securities Act. The investor was accredited and sophisticated. The sum of $100,000 was paid as compensation for services in obtaining this exchange.

         On March 15, 1996, the Company granted three separate options ("Option 1", "Option 2" and "Option 3", respectively and individually) to acquire the Company's Common Stock until March 14, 1999. The Option 1 granted Alcot Simpson & Co., Inc. ("Alcot") the right to purchase 600,000 pre-split shares of Common Stock at an exercise price of $.50 per share or 1,800,000 post-split shares at an exercise price of $.17 per share. Subsequent to the 1:3 split, Alcot exercised its right to purchase 1,100,000 on June 26, 1997.

         Option 2 granted 100,000 pre-split shares at an exercise price of $5.00 to Stacatto Enterprises, 20,000 of which were exercised prior to the 1:3 split referenced to herein.

         Option 3 granted Randall Heath 500,000 pre-split shares at an exercise price of $1.50 per share. No portion of Option 3 has been exercised at this time.

         The shares of Common Stock which may be acquired under Options 1, 2, and 3 have not been registered under the Securities Act of 1933, as amended, and there is no obligation for the Company to do so.

ITEM 5. INDEMNIFICATION OF  DIRECTORS AND OFFICERS.

         Pursuant to the Articles of Incorporation the Company has such authority, as the Utah Business Corporation Act allows to indemnify its officers and directors to the extent provided for in such statute. The only statute, charter provision, bylaw, contract or other arrangement under which any controlling person, director or officer of the Company is insured or indemnified in any manner against which liability they may incur in their capacity as such is the Utah Corporation Code, as enacted and in effect upon adoption of the Articles of Incorporation and Bylaws governing the Company. The provisions of the Utah Corporation Code provide that the Company may, but is not obligated to, indemnify against the liability of an individual made a party to a lawsuit because they were previously or currently a director or officer of the Company, if such person acted in good faith and reasonably believed his or her actions were in the best interests of Company. The Company may not indemnify such persons if they are found liable to the Company in a shareholders derivative suit or are found liable for having received an improper personal benefit. The Company is required to indemnify such persons if they are ultimately successful in the suit. Pending a final determination, the Company may advance funds to these persons, but only if provision is made for the return of all funds advanced in the event such persons are subsequently found to be unentitled to indemnification. The general effect of this statute is to make indemnification available to the officers and directors of the Company regarding actions taken in their official capacity, unless they are found liable to the Company for their actions, they received an improper benefit therefrom, or they did not act in good faith while reasonably believing their actions were in the best interests of the Company. Indemnification would include actions of the officers and directors of the Company taken in connection with this filing. If available at reasonable cost, the Company intends to maintain insurance against any liability incurred by its officers and directors in defense of any actions to which they are made parties by reason of their positions as officers and directors.

                                    PART F/S

ITEM 1. FINANCIAL STATEMENTS

         For information regarding this item, reference is made to the "Index of Financial Statements."



                                    PART III

ITEM 1. INDEX TO EXHIBITS.*

3.1  Articles of Incorporation and two Amendments dated March 15, 1996
3.2  By-laws
3.3  Preferred Stock Provisions
3.4  Warrants
6.1  Agreement and Plan of Reorganization dated March 13, 1996
6.2  Sudman Employment Agreement
7.1  Amtrade Master Revolving Promissory Note and Extension
23.1 Consent of Counsel
23.2 Consent of Accountant

* To be filed by amendment.






                           INDEX OF FINANCIAL STATEMENTS

         The following documents are filed as part of this Registration
Statement:

Financial Statements
 DESCRIPTION                                                                                               PAGE NO.

 Independent Auditor's Report

 Consolidated Balance Sheets of the Company audited at May 31, 1997

 Consolidated Statement of Operations for 12 Months Ended May 31, 1997
 and May 31, 1996

 Consolidated Statement of Shareholders' Equity for the Years Ended May 31,
 1997 and May 31, 1996

 Consolidated Statement of Cash Flows for the 24 Months Ended May 31,
 1997 and May 31, 1996

 Notes to Consolidated Financial Statements

 Independent Auditors' Report

 Consolidated Balance Sheets of the Company at May 31, 1996 and
 May 31, 1995

 Consolidated Statement of Operations for the Years Ended May 31,
 1996 and 1995

 Consolidated Statement of Stockholders' Equity for the Years Ended
 May 31, 1996 and May 31, 1995

 Consolidated Statement of Cash Flows for the Years Ended May 31,
 1996 and May 31, 1995

 Notes to Consolidated Financial Statements

 Independent Auditors' Report

 Consolidated Balance Sheets of the Company at May 31, 1995 and May 31, 1994

 Consolidated Statement of Operations for the Years Ended May 31, 1995 and May 31, 1994

 Consolidated Statement of Stockholders' Equity for the Years Ended May 31, 1995 and May 31, 1994

 Consolidated Statement of Cash Flows for the Years Ended May 31, 1995 and May 31, 1994

 Notes to Consolidated Financial Statements


                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:   February 11, 1998

SPA FAUCET, INC.



By: /s/ Leonardo Sudman
   ---------------------------------------------
   Leonardo Sudman, Principal Executive Officer


By: Leonardo Sudman
   ---------------------------------------------
    Leonardo Sudman, Principal Financial Officer

                                          SPA FAUCET, INC. AND SUBSIDIARY


                                         CONSOLIDATED FINANCIAL STATEMENTS


                                                   MAY 31, 1997

                        SPA FAUCET, INC. AND SUBSIDIARY
                                  MAY 31, 1997



--------------------------------------------------------------------------------
                               TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                         Page

Auditor's Report                                                          3

Consolidated Balance Sheet                                                4

Consolidated Statement of Operations                                      5

Consolidated Statement of Cash Flows                                      6

Consolidated Statement of Changes in Stockholders' Equity                 7

Notes to Consolidated Financial Statements                              8 - 11

                                  JERE J. LANE
                           CERTIFIED PUBLIC ACCOUNTANT
                              2901 N.W. 112 AVENUE
                            CORAL SPRINGS, FL. 33065



                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders' of Spa Faucet, Inc. and Subsidiary
8926 Comanche Avenue
Chatsworth, California 91311

I have audited the accompanying consolidated balance sheet of Spa Faucet, Inc. and Subsidiary (the Company) as of May 31, 1997, and the related consolidated statements of operations, cash flows and stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion of these financial statements based on my audit. The statements of operations, stockholders' equity and cash flows of Spa Faucet, Inc. and Subsidiary for the year ended May 31, 1996 were audited by other auditors whose report dated October 11, 1996 included an unqualified opinion.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly in all respects the financial position of Spa Faucet, Inc. and Subsidiary as of May 31, 1997 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.





August 31, 1997
Coral Springs, Florida

                        SPA FAUCET, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                  MAY 31, 1997




                                     ASSETS

CURRENT ASSETS:
     Cash                                                            $       109,959
     Accounts Receivable                                                   1,669,022
     Inventory                                                             1,847,417
     Prepaid Expenses                                                        384,294
     Purchase Deposits                                                       262,661
     Loans Receivable                                                        831,328
                                                                       --------------

          Total Current Assets                                                       $      5,104,681

PROPERTY AND EQUIPMENT                                                                        777,688
                                                                                        --------------

               TOTAL ASSETS                                                          $      5,882,369
                                                                                        ==============


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Note Payable to Bank                                            $     3,295,447
     Accounts Payable                                                        216,712
     Accrued Expenses                                                        184,590
     Current Portion of Long-Term Debt                                        31,040
                                                                       --------------

          Total Current Liabilities                                                  $      3,727,789

LONG-TERM DEBT                                                                                149,276
                                                                                        --------------

               TOTAL LIABILITIES                                                            3,877,065

STOCKHOLDERS' EQUITY:
     Preferred Stock, $.001 Par Value, Authorized 10,000,000
       Shares, 1,000 Shares Issued and Outstanding                                 1
     Common Stock, $.001 Par Value, 100,000,000 Shares Authorized,
       15,844,899 Shares Issued and Outstanding                               15,845
     Additional Paid-In Capital                                            2,218,271
     Treasury Stock                                                         (227,496)
     Accumulated Deficit                                                      (1,317)
                                                                       --------------

               TOTAL STOCKHOLDERS' EQUITY                                                   2,005,304
                                                                                        --------------

               TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $      5,882,369
                                                                                        ==============

                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                        SPA FAUCET, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE YEARS ENDED MAY 31, 1997 AND 1996



                                                                1997                 1996
                                                           ---------------      ---------------
NET SALES                                               $      16,119,132     $     10,504,247


Cost of Sales                                                  12,386,061            7,845,547
                                                           ---------------      ---------------


     GROSS MARGIN                                               3,733,071            2,658,700


Selling, General and Administrative Expenses                    3,051,401            2,109,125

Interest Expense                                                  224,119              258,505

Other Expenses                                                                         100,000
                                                           ---------------      ---------------


     Income Before Income Taxes                                   457,551              191,070

Provision for Income Taxes                                         42,197                9,443
                                                           ---------------      ---------------


     NET INCOME                                         $         415,354     $        181,627
                                                           ===============      ===============


     Net Income Per Share                               $            0.03     $           0.02
                                                           ===============      ===============


Weighted Average Number of Common
  Shares Outstanding                                           15,624,591           10,544,817
                                                           ===============      ===============

                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                        SPA FAUCET, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED MAY 31, 1997 AND 1996


                                                                            ADDITIONAL                                      TOTAL
                                              COMMON        PREFERRED        PAID-IN        TREASURY     ACCUMULATED   STOCKHOLDERS'
                                               STOCK          STOCK          CAPITAL         STOCK         DEFICIT          EQUITY
                                           --------------  -------------   -------------  ------------- --------------  ------------
BALANCES AT JUNE 1, 1995                 $     5,000                        $ 213,180                    $(598,298)     $(380,118)

   Net Income for the Year Ended
    May 31, 1996                                                                                           181,627          181,627

   Effective Change in Common Stock
    in Connection with Stock-for-Stock
    Exchange with Lintex Resources, Inc.      (2,053)                           2,279                                           226

   Private Placement of 900,000 Shares           900                          224,100                                       225,000

   Conversion of $1,000,000 Loan into
    1,300,000 Shares, Net of Related
    Costs of $100,000                          1,300                          898,700                                       900,000
                                           ----------  -------------      -----------  -------------   -----------  ---------------

BALANCES AT MAY 31, 1996                       5,147                        1,338,259                     (416,671)         926,735

   Net Income for the Year Ended
    May 31, 1997                                                                                           415,354          415,354

   Private Placement of 215,000 Shares           215                          119,960                                       120,175

   Conversion of $1,000,000 Loan into
    1,000 Shares of Preferred Stock                          $    1           999,999                                     1,000,000

   Capital Transacton Costs in
    Connection with New Issuances                                             (69,389)                                      (69,389)

   Effective Change in Common Stock
    in Connection with Stock Split            10,483                          (10,483)

   Acquisitions of Treasury Stock                                                      $    (227,496)                      (227,496)

   Reverse Deferred Financing Cost
    Recorded at May 31, 1996                                                 (100,075)                                     (100,075)

   Dividends on Preferred Stock                                               (60,000)                                      (60,000)
                                           ----------  -------------     -------------  -------------   -----------  ---------------

BALANCES AT MAY 31, 1997                 $    15,845       $     1       $  2,218,271  $    (227,496)   $   (1,317)   $   2,005,304
                                           ==========  =============    =============  =============   ===========  ===============

                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                        SPA FAUCET, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                   FOR THE YEARS ENDED MAY 31, 1997 AND 1996


                                                                   1997              1996
                                                               -------------     -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                $      415,354    $      181,627
   Adjustments to reconcile net income
    to Net Cash Used by Operating Activities
      Depreciation and Amortization                                 178,207            81,943
      (Increase) in Accounts Receivable                            (137,635)         (665,004)
      (Increase) in Inventory                                      (499,864)         (341,690)
      (Increase) Decrease in Prepaid Expenses                      (287,202)           58,432
      (Increase) in Purchase Deposits                              (262,661)
      (Increase) in Loans Receivable                               (831,328)
      Decrease in Other Assets                                      117,000             8,343
      Increase (Decrease) in Accounts Payable                       (89,697)           (8,685)
      Increase in Accrued Expenses                                  152,379            32,033
                                                               -------------     -------------

        Net Cash Used by Operating Activities                    (1,245,447)         (653,001)
                                                               -------------     -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital Expenditures                                            (503,483)         (324,185)
   Other                                                                                  226
                                                               -------------     -------------

        Net Cash Used by Investing Activities                      (503,483)         (323,959)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase in Note Payable to Bank                               1,907,543           201,715
   Note Payments to Stockholders'                                                    (120,000)
   Revolving Loan from Related Party                               (304,949)        1,304,949
   Conversion of Loan to Equity                                    (177,711)
   Increase in Long-Term Debt                                        80,316           100,000
   Proceeds from Stock Transactions                                 120,175           225,000
   Capital Transaction Costs                                        (69,389)         (200,000)
   Acquisitions of Treasury Stock                                  (227,496)
   Dividends                                                        (60,000)
                                                               -------------     -------------

        Net Cash Provided by Financing Activities                 1,268,489         1,511,664
                                                               -------------     -------------

NET INCREASE (DECREASE) IN CASH                                    (480,441)          534,704

CASH AT BEGINNING OF YEAR                                           590,400            55,696
                                                               -------------     -------------

CASH AT END OF YEAR                                          $      109,959    $      590,400
                                                               =============     =============

Supplemental Cash Flow Information:
      Cash Paid During the Year for Interest                 $      224,119    $      258,505
                                                               =============     =============

                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                         SPA FAUCET, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


ORGANIZATION AND BASIS OF PRESENTATION

Spa Faucet, Inc., and Subsidiary (the Company) are engaged in the business of importing and distributing on a national basis decorative faucets and accessories for sale to home centers, plumbing wholesalers and kitchen and bath design studios.

During the fiscal year ended May 31, 1996 the Company, pursuant to a stock-for-stock exchange, merged with Lintex Resources, Inc., an inactive, publicly held Utah corporation. The transaction was a reverse acquisition in which the capital structure of Lintex survived but the Company was deemed the accounting acquirer.


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash - The Company considers all highly liquid debt instruments purchased with a maturity of ninety days or less to be the equivalent of cash for financial statement purposes.

Inventory - Inventory consists of merchandise held for sale, which is valued at the lower of cost (first-in, first-out method) or market, and includes applicable customs, duty and freight charges.

Property and Equipment - Property and Equipment are stated at cost. Depreciation is calculated on the various asset classes over their estimated useful lives as follows:

               Tooling                                   7 years
               Equipment, Furniture and Fixtures         5 - 7
               Transportation Equipment                  5
               Leasehold Improvements                    Lease Term

Revenue and Cost Recognition - Sales and the associated Cost of Sales are recognized upon shipment of merchandise to the customer. Inventory is considered purchased when confirmation of shipment to the Company or a customer is received.

Income Taxes - The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109. Under such standard, deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The principal item resulting in the difference is depreciation. The net difference, if any, between the provision for taxes and taxes currently payable is reflected in the balance sheet as deferred income taxes. Deferred tax assets and/or liabilities are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting purposes, or on the expected reversal date for deferred taxes that are not related to an asset or liability. A valuation allowance is provided for deferred tax assets that do not meet a "more likely than not" criterion.

Net Income Per Share - Net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period, as well as common stock equivalents.

Use of Estimates - Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities as well as revenues and expenses. Actual results could vary from the estimates that management has utilized.

                        SPA FAUCET, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CONCENTRATION OF BUSINESS AND CREDIT RISK

The Company's two largest customers accounted for 53% and 16% of the Company's sales for the year ended May31, 1997. For the year ended May 31, 1996 sales to those customers accounted for 54% and 20% of the Company's sales.

The Company purchases its products from two manufacturers in Taiwan and one manufacturer in Italy.


ACCOUNTS RECEIVABLE

The Company reports Accounts Receivable net of allowances for uncollectible accounts. The allowance for uncollectible accounts at May 31, 1997 and 1996 were $75,000 and $42,169, respectively.


PROPERTY AND EQUIPMENT

Property and Equipment consists of the following as of May 31, 1997:

               Displays                           $    463,145
               Tooling                                 374,605
               Equipment, Furniture and Fixtures       189,081
               Transportation Equipment                146,505
               Leasehold Improvements                   15,006
                                                  ------------
                  Total Property and Equipment       1,188,342
               Less: Accumulated Depreciation          410,654
                                                  ------------
               Property and Equipment             $    777,688
                                                  ============

NOTE PAYABLE TO BANK

The Company has revolving lines of credit with a bank totaling $3,800,000. Borrowings under this line are payable in full within 150 days from the cash advance, together with interest thereon at prime plus 1%. This credit facility is available through October 15, 1997 and is secured by stand letters of credit totaling $1,500,000 and a first position lien on all company assets including assignment of a certain customer receivable insurance policy. The amount owed on these lines of credit as of May 31, 1997 and 1996 were $3,295,447 and $1,387,904, respectively.

                        SPA FAUCET, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


INCOME TAXES

The provision for income taxes consists of the following:

                                        Year Ended May 31,
                                      1997             1996
                                      ----             ----

                  Federal       $   2,715                -
                  State            39,482         $  9,443
                                ----------        ---------

                      Total     $  42,197         $  9,443
                                =========         ========



Deferred tax assets are as follows:
                                                        Year Ended May 31,
                                                    1997               1996
                                                    ----               ----

      Depreciation Methods                             -        $      5,696

      Deferred Tax Assets Due To
         Net Operating Loss Carryforward      $  101,771             272,155
                                             ----------         ------------
         Total Deferred Tax Assets               101,771             277,851
      Less: Valuation Allowance                 (101,771)           (277,851)
                                             -----------        ------------
         Net Deferred Tax Assets             $        -          $       -
                                             ===========         ===========



CAPITAL STOCK TRANSACTIONS

Preferred Stock - During the year ended May 31, 1997 the Company converted a loan in the amount of $1,000,000 to 1,000 shares of 9%, redeemable convertible Class A preferred stock. Each share is convertible into the number of restricted shares of common stock determined by dividing $1,000 and accrued dividends at the rate of 9% per annum by an amount equal to the lesser of (a) $5 per share pre-split, or (b) the current market price on date of conversion less 30%. Conversion rights expire on August 31, 2001. The Company has the right to call the preferred stock for redemption, in whole or in part, at any time, upon 30 days prior written notice at a price of $1,500 per share of the preferred stock. If the preferred stock is called for redemption, it may be converted to common stock by the holder at any time prior to the close of the business day preceding the date fixed for redemption.

Stock Split - On September 30, 1996 the Board of Directors approved a 3-for-1 split of the Company's common stock effective as of October 31, 1996 for stockholders of record as of October 15, 1996. The weighted average number of shares outstanding for net income per share calculations for the fiscal year ended May 31, 1996 have been retroactively adjusted for the split.

                        SPA FAUCET, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


COMMITMENTS AND CONTINGENCIES

Facilities Lease - The Company leases both its main facility and adjacent warehouse in Chatsworth, California under noncancellable operating leases expiring June 30, 2001 and October 31, 2001, respectively. Future minimum lease payments under the current leases are as follows for the years ending May31:

                Main Building  Warehouse    Total
                -------------  ---------    -----

       1998         80,640       42,432    123,072
       1999         84,336       42,432    126,768
       2000         88,368       42,432    130,800
       2001         88,704       42,432    131,136
       2002          7,392       17,680     25,072


Rent expense for the years ended May 31, 1997 and 1996 was $105,175 and $86,469, respectively.

Employment Agreement - The Company has employment agreements with certain executives providing for base salaries totaling approximately $400,000 in the fiscal year ended May 31, 1998 and increasing as the agreements expire through the fiscal year ending May 31, 2002. These agreements also provide for incentive compensation.

                          INDEPENDENT AUDITORS' REPORT




To the Stockholders of
  Spa Faucet, Inc.:

         We have audited the accompanying consolidated balance sheet of Spa Faucet, Inc. (the "Company") as of May 31, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended May 31, 1996 and 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Spa Faucet, Inc. as of May 31, 1996 and the results of its operations and cash flows for the years ended May 31, 1996 and 1995 in conformity with generally accepted accounting principles.




October 11, 1996
New York, New York





                         SPA FAUCET, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                  MAY 31, 1996




                            ASSETS
                            ------
CURRENT ASSETS:
  Cash                                                                            $ 590,400
  Accounts receivable, net of allowance of $42,169                                1,531,387
  Inventory                                                                       1,347,553
  Income taxes receivable                                                            39,451
  Prepaid expenses and other current assets                                          57,641
                                                                               -------------

          Total current assets                                                    3,566,432
                                                                               -------------

FIXED ASSETS, net of accumulated depreciation
  and amortization of $221,681                                                      452,412

OTHER ASSETS                                                                         17,000
                                                                               -------------

                                                                                $ 4,035,844
                                                                               =============

             LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Loan payable to bank                                                          $ 1,387,904
  Loan payable to stockholder                                                       304,949
  Accounts payable                                                                   56,243
  Accrued expenses                                                                  282,377
                                                                               -------------

          Total current liabilities                                               2,031,473
                                                                               -------------

LOAN PAYABLE TO STOCKHOLDER                                                       1,077,636

NOTE PAYABLE                                                                        100,000
                                                                               -------------

          Total liabilities                                                       3,209,109
                                                                               -------------

STOCKHOLDERS' EQUITY :
  Preferred stock, $.001 par value, authorized
    10,000,000 shares, none outstanding                                                   -
  Common stock, $.001 par value, 100,000,000 shares
    authorized, 5,146,633 shares issued and outstanding                               5,147
  Additional paid-in capital                                                      1,213,259
  Accumulated deficit                                                              (391,671)
                                                                               -------------

          Total stockholders' equity                                                826,735
                                                                               -------------

                                                                                $ 4,035,844
                                                                               =============







           The accompanying notes to consolidated financial statements are an integral part of this balance sheet.



                                                SPA FAUCET, INC.
                                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                    FOR THE YEARS ENDED MAY 31, 1996 AND 1995




                                                                                   1996                   1995
                                                                             ------------------   ------------------

NET SALES                                                                         $ 10,504,247        $ 6,344,061

COST OF SALES                                                                        7,845,547          4,907,102
                                                                             ------------------   ------------------

          Gross margin                                                               2,658,700          1,436,959

SELLING, OPERATING AND ADMINISTRATIVE
  EXPENSES                                                                           2,084,125          1,602,385
                                                                             ------------------   ------------------

          Income (loss) from operations                                                574,575           (165,426)

INTEREST EXPENSE                                                                       258,505            179,369

OTHER EXPENSE                                                                          100,000                  -
                                                                             ------------------   ------------------

          Income (loss) before provision for income taxes                              216,070           (344,795)

PROVISION FOR INCOME TAXES                                                               9,443                800
                                                                             ------------------   ------------------

          Net income (loss)                                                          $ 206,627         $ (345,595)
                                                                             ==================   ==================

          Net income (loss) per share                                                   $ 0.02            $ (0.04)
                                                                             ==================   ==================

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                                                         10,228,423          8,839,899
                                                                             ==================   ==================









           The accompanying notes to consolidated financial statements are an integral part of these statements.



                         SPA FAUCET, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                    FOR THE YEARS ENDED MAY 31, 1995 AND 1996



                                                                                                                     Additional
                                                          Perferred Stock                   Common Stock               Paid-In
                                                       Shares         Amount           Shares          Amount          Capital
                                                   --------------- --------------  ---------------  -------------- ----------------
BALANCES, JUNE 1, 1994                                          -      $       -              200         $ 5,000        $ 213,180

Net loss for the year ended
  May 31, 1995                                                  -              -                -               -                -
                                                   --------------- --------------  ---------------  -------------- ----------------

BALANCES, MAY 31, 1995                                          -              -              200           5,000          213,180

Effective change in common stock
  in connection with stock-for-stock                            -              -        2,946,433          (2,053)           2,279
  exchange with Lintex Resources, Inc.

Private placement of 900,000 shares                             -              -          900,000             900             (900)

Private placement of 1,300,000
  restricted shares                                             -              -        1,300,000           1,300          998,700

Net income for the year ended
  May 31, 1996                                                  -              -                -               -                -
                                                   --------------- --------------  ---------------  -------------- ----------------

BALANCES, MAY 31, 1996                                          -   $          -        5,146,633         $ 5,147      $ 1,213,259
                                                   =============== ==============  ===============  ============== ================










                                                                            Total
                                                       Accumulated      Stockholders'
                                                         Deficit            Equity
                                                     ----------------- -----------------
                                                         $ (252,703)        $ (34,523)
BALANCES, JUNE 1, 1994

Net loss for the year ended                                (345,595)         (345,595)
  May 31, 1995                                       ----------------- -----------------

                                                           (598,298)         (380,118)
BALANCES, MAY 31, 1995

Effective change in common stock                                  -               226
  in connection with stock-for-stock
  exchange with Lintex Resources, Inc.
                                                                  -                 -
Private placement of 900,000 shares

Private placement of 1,300,000                                    -         1,000,000
  restricted shares

Net income for the year ended                               206,627           206,627
  May 31, 1996                                       ----------------- -----------------

                                                           (391,671)        $ 826,735
BALANCES, MAY 31, 1996                               ================= =================





           The accompanying notes to consolidated financial statements are an integral part of this statement.
                                       -4-



                                                   SPA FAUCET, INC.
                                CONSOLIDATED STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
                                       FOR THE YEARS ENDED MAY 31, 1996 AND 1995

                                                                                         1996               1995
                                                                                -----------------   -----------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                                    $ 206,627        $ (345,595)(A)
  Adjustments to reconcile net income (loss) to net
    cash used by operating activities:
      Depreciation and amortization                                                       81,943            42,085
      Increase in accounts receivable                                                   (665,004)         (101,593)
      (Increase) decrease in inventory                                                  (341,690)           30,706
      Increase in prepaid expenses and other current assets                              (38,961)           (1,077)
      (Increase) decrease in income taxes receivable                                      97,393          (136,844)
      Decrease in other assets                                                             8,343                 -
      Increase in accounts payable                                                        28,138             8,902
      Decrease in accrued expenses                                                        (4,790)          (29,155)
                                                                                ----------------- -----------------

          Net cash used by operating activities                                         (628,001)         (532,571)
                                                                                ----------------- -----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets                                                              (324,185)          (97,816)
                                                                                ----------------- -----------------

          Net cash used by investing activities                                         (324,185)          (97,816)
                                                                                ----------------- -----------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in loan payable to bank                                                       201,715           626,972
  Decrease in loans payable to stockholders                                             (120,000)         (148,758)
  Increase in loan payable to stockholder                                                304,949                 -
  Increase in note payable                                                               100,000                 -
  Increase in common stock                                                                   147                 -
  Increase in additional paid-in capital                                               1,000,079                 -
                                                                                ----------------- -----------------

          Net cash provided by financing activities                                    1,486,890           478,214
                                                                                ----------------- -----------------

NET INCREASE (DECREASE) IN CASH                                                          534,704          (152,173)

CASH, BEGINNING OF YEAR                                                                   55,696           207,869
                                                                                ----------------- -----------------

CASH, END OF YEAR                                                                      $ 590,400          $ 55,696
                                                                                ================= =================


(A) Includes interest paid of $258,505 and $179,369 and income taxes paid of $ - and $137,644 in 1996 and 1995, respectively.



           The accompanying notes to consolidated financial statements are an integral part of these statements.

                         SPA FAUCET, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



(1)      Business and organization

         Spa Faucet, Inc. (the "Company") was incorporated under the laws of the State of California in 1977. On March 15, 1996, the Company entered into a stock-for-stock exchange with Lintex Resources, Inc., an inactive, publicly-held Utah Corporation, which was effective as of March 31, 1996. The Company is engaged in the business of manufacturing and distributing decorative faucets and accessories for sale to home centers, plumbing wholesalers and kitchens and bath design studios, on a national basis.

(2) Summary of significant accounting policies:

         Cash and cash equivalents -

         The Company considers all highly liquid debt instruments purchased with a maturity of 90 days or less to be cash equivalents for financial statement purposes.

         Inventory -

         Inventory consists of merchandise held for sale which are valued at the lower of cost (first-in, first-out method) or market, and includes applicable customs, duty and freight costs.

         Revenue and cost recognition -

         Sales and associated cost of sales are recognized upon shipment to the customer. Inventory is considered purchased when a confirmation of shipment to the Company or a customer is received.

         Fixed assets -

         Fixed assets are stated at cost. Depreciation is generally provided on the straight-line method over the estimated useful lives of the assets. Fixed asset classifications and the applicable useful lives are as follows:

                    Tooling                                            7 years
                    Equipment, furniture and fixtures                5-7 years
                    Transportation equipment                           5 years
                    Leasehold improvements                         term of lease

         Net income (loss) per share -

         Net income (loss) per share was computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding during the period includes retroactive consideration of the effective change in common stock in connection with the stock-for-stock exchange with Lintex Resources, Inc. (see Note (8)), as well as the 3-for-1 split of the Company's common stock as of October 31, 1996 (see Note (11)).

         Income taxes -

         The Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", to account for deferred income taxes. Deferred taxes, if any, are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The principal item resulting in the difference is depreciation. The net difference, if any, between the provision for taxes and taxes currently payable is reflected in the balance sheet as deferred taxes. Deferred tax assets and/or liabilities, if any, are classified as current and noncurrent based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability.

         Use of estimates -

         Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

(3)      Concentration of business

         For the year ended May 31, 1996, three customers accounted for 78% of the Company's sales. For the year ended May 31, 1995, three customers accounted for 83% of the Company's sales.

         The Company purchases its products primarily from two manufacturers located in Taiwan and one manufacturer located in Italy.




(4)      Fixed assets

         Fixed assets consist of the following as of May 31, 1996:
                         Tooling                                                     $336,276
                         Equipment, furniture and fixtures                            214,132
                         Transportation equipment                                     114,810
                         Leasehold improvements                                         8,875
                                                                                  -----------
                                                                                      674,093
                         Less:  accumulated depreciation
                           and amortization                                           221,681
                                                                                 -------------

                                                                                     $452,412
                                                                                  ============

(5)      Accrued expenses

         Accrued expenses consist of the following as of May 31, 1996:

                         Accrued purchases                                        $   250,166
                         Accrued vacation                                              29,082
                         Accrued payroll taxes                                          3,129
                                                                                  -----------

                                                                                  $   282,377
                                                                                 =============



(6)      Loan payable to bank

         The Company has a revolving line of credit with a bank which provides for maximum borrowings of $1,500,000. Borrowings under this line are payable in full 150 days from the date of cash advance, together with interest at 9.25%. This credit facility is available through October 25, 1996 and is secured by standby letters of credit totaling $1,500,000. As of May 31, 1996, there was $1,387,904 outstanding under the line of credit.

(7)      Loans payable to stockholders

         The Company has a finance agreement with a stockholder corporation whereby up to $2,000,000 is to be available to the Company for letters of credit and advances. Borrowings are limited to 80% of current receivables, bear interest at the rate of prime plus 2 percent per annum and are secured by all of the Company's assets and the personal guarantee of the Company's President and majority stockholder. On March 15, 1996, the Company completed a private placement of 1,300,000 restricted shares of its common stock to this corporation in consideration for a $1 million reduction in the Company's loan payable to the corporation (See note (9)). As of May 31, 1996, there was $304,949 outstanding under this agreement.

         The Company has a loan payable to another stockholder with an outstanding balance of $1,077,636 as of May 31, 1996. The loan bears interest at the prime rate plus one percent per annum and a maturity date of 1998. As discussed in Note (11), on September 30, 1996, the stockholder converted this loan to 1000 shares of the Company's 9% redeemable, convertible Class A preferred stock.

(8)      Stockholders' equity

         During the year ended May 31, 1996, the Board of Directors authorized the establishment of Class A 9% redeemable, convertible preferred stock consisting of 10,000,000 shares of $.001 par value. Each share is convertible into the number of shares of common stock ($.001 par value) determined by dividing $1,000 and accrued dividends at the rate of 9% per annum by an amount equal to the lesser of (a) the market price on the closing date, or (b) market price less 30% provided however, that the conversion right stated in the preceding clause shall not be exercisable subsequent to August 31, 2001. The Company has the right to call the preferred stock for redemption, in whole or in part, at any time, upon 30 days prior written notice at a price of $1,500 per share of the preferred stock. If the preferred stock is called for redemption, it may be converted to common stock by the holder at any time prior to the close of the business day preceding the date fixed for redemption.

         In March 1996, the Company entered into a stock-for-stock exchange with Lintex Resources, Inc. an inactive, publicly-held Utah corporation. In connection therewith, the net assets of Lintex Resources, Inc. were consolidated with the Company under a reverse acquisition. Accordingly, the stockholders equity reflects the combined interests of the two corporations since the transaction date.

         In March 1996, the Company completed a private placement of 900,000 restricted shares of the Company's common stock pursuant to Rule 504 of Regulation D promulgated under the Securities and Exchange Act of 1934 (the "Act"). The stock was issued in satisfaction of obligations incurred in connection with the Company's acquisition of Spa Faucet, Inc. of California and various private placements of the Company's common stock.

         In March 1996, the Company completed a private placement of 1,300,000 restricted shares of the Company's common stock pursuant to Rule 506 of Regulation D promulgated under the Act. The stock was issued to a corporation with whom the Company has a finance agreement, in consideration for a $1 million reduction in the Company's loan payable to the corporation. (See Note (7)).

         In February 1996, the Board of Directors approved the 1996 Stock Option Plan (the "Plan"). The Plan authorized the grant to key employees, including officers and Directors who are also employees, of options to purchase up to 1,000,000 post-split shares of the Company's common stock (subject to adjustment for such matters as stock splits and stock dividends), which may be incentive stock options within the meaning of section 422A of the Internal Revenue Code of 1986, as amended, or options which do not qualify as incentive stock options. The Plan also provides for the grant of stock appreciation rights and stock awards to eligible participants, subject to forfeiture restrictions.

(9)      Income taxes

         The provision for income taxes consists of the following:


                                               Year Ended May 31, 1996
                                              1996                 1995
                                            -------               ------

 Current:
   Federal                                  $     -              $    -
   State                                       9,443                 800
                                            --------              -------
                                               9,443                 800
                                            --------              -------

 Deferred:
   Federal                                      -                     -
   State                                        -                     -
                                            --------                ----
                                                -                     -
                                            --------                ----

          Total                            $  9,443             $   800
                                            ========              =======



         The following is a reconciliation of the federal statutory tax rate with the efficient tax rate:

                                                 Year Ended May 31,
                                               1996                 1995

 Statutory tax rate                             35%                  35%
 State income taxes, net                         5                   -
 Tax benefit of net operating
   loss carryforward                           (35)                 (35)
 Effective rate                                 -  %                 -  %
                                               -----               ------

         Deferred tax assets relate to the following:

                                                     Year Ended May 31, 1996
                                                     1996                 1995

 Depreciation methods                          $       5,696       $      -

 Deferred tax assets due to net
   operating loss carryforward                       263,405            339,029
                                               -------------        ------------

        Total deferred tax assets                    269,101            339,029
                                               -------------         -----------

 Less:  Valuation allowance                         (269,101)          (339,029)
                                               -------------        ------------

        Net                                    $       -              $      -
                                               =============          ==========

         The Company has approximately $750,000 of loss carryforwards to offset future taxable income.

(10)     Commitments and contingencies:

         Facilities lease -

         The Company leases its facility in Chatsworth, California under a noncancellable operating lease expiring June 30, 1997. Future minimum lease payments under the current lease are as follows for the year ending May 31:

                                       1997                  $83,871
                                       1998                    6,992

         Rent expense for the years ended May 31, 1996 and 1995 was $86,469 and $83,756, respectively.

         Employment agreement -

         The Company has employment agreements with certain executives providing for base salaries totalling approximately $350,000 in fiscal 1997 and increasing as the agreements expire through fiscal 2000. Such agreements also provide for incentive compensation.

         Litigation -

         The Company is currently involved in several lawsuits arising in the normal course of business. In management's opinion, based on the advise of legal counsel, the ultimate outcome of such lawsuits will not have a material effect on the Company's financial statements.

(11)     Subsequent events

         Preferred stock -

         On September 30, 1996, a loan payable to stockholder in the amount of $1,030,000 was converted to 1,000 shares of the Company's 9% redeemable convertible Class A preferred stock.

         Litigation settlement -

         On September 9, 1996, the Company entered into a settlement agreement with respect to certain litigation proceedings. In connection therewith, the Company issued a promissory note in the amount of $100,000, to be paid over a four year period with interest at 9 percent. As this litigation was outstanding as of May 31, 1996, the corresponding obligation has been reflected in the accompanying balance sheet.

         Financing agreement -

         In July 1996, the Company entered into an inventory purchase order assignment program with a finance corporation (the "corporation"), whereby the Company assigns customer purchase orders to the corporation, and requests the corporation to purchase the required finished goods to fulfill the purchase orders. The corporation will provide up to an outstanding balance of $2 million for approval sales on behalf of the Company, premised on the Company providing sales transactions which will require a minimum of $8 million in purchases by the corporation over the upcoming year. The inventory purchase order assignment program commitment fee is 5 percent of the minimum purchase requirement, and is payable one year from the date of the agreement. The commitment fee will be waived in proportion to the extent of the minimum purchase requirement achieved. Transactions under this program will result in initiation and set-up fees of 3.5 percent of issued letters of credit or other amounts advanced, a monthly maintenance fee equal to 2 percent of amounts advanced, plus a daily material advance fee of prime plus 4 percent on outstanding amounts. The corporation shall have a security interest in all assets and the stock of the Company, as well as the guarantees of the Company's principal stockholders.

         Stock split -

         On September 30, 1996, the Board of Directors approved a 3-for-1 split of the Company's common stock to be effected as of October 31, 1996 for stockholders of record as of October 15, 1996. The weighted average number of shares outstanding for net income (loss) per share calculations have been retroactively adjusted for this stock split.

                          INDEPENDENT AUDITORS' REPORT




To the Stockholders of
  Spa Faucet, Inc.:

         We have audited the accompanying balance sheets of Spa Faucet, Inc. (a California corporation; the "Company") as of May 31, 1995 and 1994, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spa Faucet, Inc. as of May 31, 1995 and 1994 and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

March 8, 1996
New York, New York

                                SPA FAUCET, INC.
                                 BALANCE SHEETS
                              MAY 31, 1995 AND 1994

                                                                                              1995             1994
                                                                                              ----             ----
                            ASSETS
CURRENT ASSETS:
  Cash                                                                                      $ 55,696        $ 207,869
  Accounts receivable, net                                                                   866,383          764,790
  Inventory                                                                                1,005,863        1,036,569
  Prepaid expenses and other current assets                                                   18,680           17,603
  Income taxes receivable                                                                    136,844                -
                                                                                     ---------------- ----------------

          Total current assets                                                             2,083,466        2,026,831
                                                                                     ---------------- ----------------

FIXED ASSETS, net of accumulated depreciation
  and amortization of $159,612 and $117,527 in
  1995 and 1994, respectively                                                                210,170          154,439

OTHER ASSETS                                                                                  25,343           25,343
                                                                                     ---------------- ----------------

                                                                                         $ 2,318,979      $ 2,206,613
                                                                                     ================ ================

                LIABILITIES AND STOCKHOLDERS'
                        EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Loan payable to bank                                                                   $ 1,186,189        $ 559,217
  Accounts payable                                                                            28,105           19,203
  Accrued expenses                                                                           287,167          316,322
  Loan payable to stockholder                                                                106,636          305,394
                                                                                     ---------------- ----------------

          Total current liabilities                                                        1,608,097        1,200,136
                                                                                     ---------------- ----------------

LOAN PAYABLE TO STOCKHOLDER                                                                1,091,000        1,041,000
                                                                                     ---------------- ----------------

          Total liabilities                                                                2,699,097        2,241,136
                                                                                     ---------------- ----------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, no par value, 2,500 shares
    authorized, 200 shares issued and outstanding, stated at                                   5,000            5,000
  Additional paid-in capital                                                                 213,180          213,180
  Accumulated deficit                                                                       (598,298)        (252,703)
                                                                                     ---------------- ----------------

          Total stockholders' equity (deficit)                                              (380,118)         (34,523)
                                                                                     ---------------- ----------------

                                                                                         $ 2,318,979      $ 2,206,613
                                                                                     ================ ================





              The accompanying notes to financial statements are an
                     integral part of these balance sheets.


                                               SPA FAUCET, INC.
                                           STATEMENTS OF OPERATIONS
                                   FOR THE YEARS ENDED MAY 31, 1995 AND 1994




                                                                                       1995              1994
                                                                                       ----              ----
NET SALES                                                                         $ 6,344,061       $ 6,136,465

COST OF SALES                                                                       4,907,102         4,660,490
                                                                             -----------------   -----------------

          Gross margin                                                              1,436,959         1,475,975

SELLING, OPERATING AND ADMINISTRATIVE
  EXPENSES                                                                          1,602,385         1,420,094
                                                                             -----------------   -----------------

          Income (loss) from operations                                              (165,426)           55,881

INTEREST EXPENSE                                                                      179,369            64,973
                                                                             -----------------   -----------------

          Loss before provision for income taxes                                     (344,795)           (9,092)

PROVISION FOR INCOME TAXES                                                                800             4,772
                                                                             -----------------   -----------------

          Net loss                                                                 $ (345,595)        $ (13,864)
                                                                             =================   =================

          Loss per share                                                          $ (1,727.98)         $ (69.32)
                                                                             ================= =================

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                                                               200               200
                                                                             ================= =================








              The accompanying notes to financial statements are an
                     integral part of these statements.



                                SPA FAUCET, INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                    FOR THE YEARS ENDED MAY 31, 1995 AND 1994


                                                            Additional
                                         Common              Paid-In            Accumulated
                                         Stock              Capital              Deficit              Total
                                      ------------      -------------   --------------------    -------------
Balances, June 1, 1993                   $ 5,000          $ 213,180           $ (238,839)          $ (20,659)

Net loss for the year ended
  May 31, 1994                                 -                 -               (13,864)            (13,864)
                                     ------------       ------------- -------------------- -------------------

Balances, May 31, 1994                     5,000            213,180             (252,703)            (34,523)

Net loss for the year ended
  May 31, 1995                                 -                 -              (345,595)           (345,595)
                                     ------------       ------------- -------------------- -------------------

Balances, May 31, 1995                   $ 5,000          $ 213,180           $ (598,298)         $ (380,118)
                                     ============        ============= ==================== ===================






                 The accompanying notes to financial statements
                    are an integral part of these statements.



                                SPA FAUCET, INC.
                   STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
                    FOR THE YEARS ENDED MAY 31, 1995 AND 1994




                                                                                          1995              1994
                                                                                          ----              ----

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                            $ (345,595)        $ (13,864)(A)
  Adjustments to reconcile net loss to
    cash used by operating activities:
      Depreciation and amortization                                                       42,085            30,877
      Increase in accounts receivable                                                   (101,593)          (53,346)
      (Increase) decrease in inventory                                                    30,706          (680,564)
      Increase in prepaid expenses and other current assets                               (1,077)          (11,321)
      Increase in income taxes receivable                                               (136,844)                -
      Increase in other assets                                                                 -           129,204
      Increase (decrease) in accounts payable                                              8,902           (52,865)
      Decrease in accrued expenses                                                       (29,155)         (266,852)
                                                                                ----------------- -----------------

          Net cash used by operating activities                                         (532,571)         (918,731)
                                                                                ----------------- -----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets                                                               (97,816)         (125,075)
                                                                                ----------------- -----------------

          Net cash used by investing activities                                          (97,816)         (125,075)
                                                                                ----------------- -----------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in loan payable to bank                                            626,972           (66,960)
  Increase (decrease) in loans payable to stockholders                                  (148,758)        1,346,394
                                                                                ----------------- -----------------

          Net cash provided by financing activities                                      478,214         1,279,434
                                                                                ----------------- -----------------

NET INCREASE (DECREASE) IN CASH                                                         (152,173)          235,628

CASH, BEGINNING OF YEAR                                                                  207,869           (27,759)
                                                                                ----------------- -----------------

CASH, END OF YEAR                                                                       $ 55,696         $ 207,869
                                                                                ================= =================

(A) Includes interest paid of $179,369 and $64,973 and income taxes paid of $137,644 and $4,772 in 1995 and 1994, respectively.






              The accompanying notes to financial statements are an
                       integral part of these statements.

                                SPA FAUCET, INC.
                          NOTES TO FINANCIAL STATEMENTS


(1)      Business and organization

         Spa Faucet, Inc. (the "Company") is engaged in the sale of faucet sets and related products imported primarily from Taiwan. The Company was incorporated under the laws of the State of California in 1977. During the years ended May 31, 1995 and 1994, the Company sustained operating losses of $345,595 and $13,864, respectively. Management's plans in regard to this matter include securing additional capital from third party sources to support increased sales levels and related working capital requirements.

(2)      Summary of significant accounting policies:

         Cash and cash equivalents -

         The Company considers all highly liquid debt instruments purchased with a maturity of 90 days or less to be cash equivalents for financial statement purposes.

         Inventory -

         Inventory consists of merchandise held for sale which are valued at the lower of cost (first-in, first-out method) or market, and includes applicable customs, duty and freight costs.

         Revenue and cost recognition -

         Sales and associated cost of sales are recognized upon shipment to the customer. Inventory is considered purchased when a confirmation of shipment to the Company or a customer is received.

         Fixed assets -

         Fixed assets are stated at cost. Depreciation is generally provided on the straight-line method over the estimated useful lives of the assets. Fixed asset classifications and the applicable useful lives are as follows:

                 Tooling                                            7 years
                 Equipment, furniture and fixtures                5-7 years
                 Transportation equipment                           5 years
                 Leasehold improvements                          term of lease

         Net loss per share -

         Net loss per share was computed by dividing net loss by the weighted average number of common shares outstanding during the period.

         Income taxes -

         The Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", to account for deferred income taxes. Deferred taxes, if any, are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The principal item resulting in the difference is depreciation. The net difference, if any, between the provision for taxes and taxes currently payable is reflected in the balance sheet as deferred taxes. Deferred tax assets and/or liabilities, if any, are classified as current and noncurrent based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability.

         Use of estimates -

         Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

(3)      Concentration of business

         For the year ended May 31, 1995, 3 customers accounted for 83% of the Company's sales. For the year ended May 31, 1994, 3 customers accounted for 77% of the Company sales.

         The Company purchases its products primarily from two manufacturers located in Taiwan and one manufacturer located in Italy.



(4)      Fixed assets

         Fixed assets consist of the following as of May 31, 1995 and 1994:

                                                                                     1995                 1994
                                                                                     ----                 ----
                         Tooling                                                  $   126,549          $    75,347
                         Equipment, furniture and fixtures                            159,674              113,060
                         Transportation equipment                                      74,684               74,684
                         Leasehold improvements                                         8,875                8,875
                                                                                  -----------          -----------
                                                                                      369,782              271,966

                         Less:  accumulated depreciation
                           and amortization                                           159,612              117,527
                                                                                  -----------          -----------

                                                                                     $210,170             $154,439
                                                                                   ==========           ===========



(5)      Accrued expenses

         As of May 31, 1995 and 1994, respectively, accrued expenses are comprised of the following:
                         Accrued purchases                                        $   286,989          $   308,222
                         Other, net                                                       178                8,100
                                                                                  -----------          -----------

                                                                                  $   287,167          $   316,322
                                                                                 ============          ===========


(6)      Loan payable to bank

         The Company has a revolving line of credit with a bank which provides for maximum borrowings of $1,500,000. Borrowings under this line are payable in full 150 days from the date of cash advance, together with interest at the prime rate plus one percent. This credit facility is available through February 15, 1997 and is secured by standby letters of credit totalling $1,500,000, As of May 31, 1995 and 1994, respectively, there was $1,186,189 and $559,217 outstanding under the line of credit.

(7)      Loans payable to stockholders

         The Company has a loan payable to a stockholder with outstanding balances of $106,636 and $305,394 as of May 31, 1995 and 1994,
         respectively. The loan is non-interest bearing, payable on demand and is currently being repaid through minimum monthly payments of $10,000.

         The Company has a loan payable to another stockholder with outstanding balances of $1,091,000 and $1,041,000 as of May 31, 1995 and 1994,
         respectively. The loan bears interest at the prime rate plus one percent per annum and will mature in 1998.

(8)      Income taxes

         As of May 31, 1995 the Company has approximately $600,000 of net operating loss carryforwards to offset future taxable income. As it is currently more likely than not that the resulting deferred tax benefits will not be realized, a valuation allowance has been recognized for such deferred tax assets.

 (9)     Commitments and contingencies

         Facilities lease -

         The Company leases its facility in Chatsworth, California under a noncancellable operating lease expiring June 30, 1996. Future minimum lease payments under the current lease are as follows for the years ending May 31:

                                       1996                    $83,472
                                       1997                      6,956

         Rent expense for the years ended May 31, 1995 and 1994 was $83,756 and $68,456, respectively.

         Litigation -

         The Company is currently involved in several lawsuits arising in the normal course of business. In management's opinion, based on the advise of legal counsel, the ultimate outcome of such lawsuits will not have a material effect on the Company's financial statements.

(10)     Subsequent event

         In Feburary 1996, the Company entered into a finance agreement with a corporation whereby up to $2,000,000 is to be available to the Company for letters of credit and advances. Borrowings are limited to 80% of current receivables, bear interest at the rate of prime plus 2 percent per annum and are secured by all of the Company's assets and the personal guarantee of the Company's President and majority stockholder. In connection with this financing agreement, the corporation will be granted a 4.9% equity interest in the Company at no or nominal cost.